Exhibit 99.2

BCE (1) (2) (3)
Consolidated Operational Data

(In millions of Canadian dollars, except share amounts) (unaudited)	Q1 2019	Q1 2018	$ change	% change
Operating revenues
Service	5,045	4,964	81	1.6%
Product	689	626	63	10.1%
Total operating revenues	5,734	5,590	144	2.6%
Operating costs (A)	(3,256)	(3,263)	7	0.2%
Post-employment benefit plans service cost	(69)	(73)	4	5.5%
Adjusted EBITDA (4)	2,409	2,254	155	6.9%
Adjusted EBITDA margin (4)	42.0%	40.3%		1.7	pts
Severance, acquisition and other costs	(24)	-	(24)	n.m.
Depreciation	(882)	(780)	(102)	(13.1%)
Amortization	(221)	(212)	(9)	(4.2%)
Finance costs
Interest expense	(283)	(240)	(43)	(17.9%)
Interest on post-employment benefit obligations	(16)	(17)	1	5.9%
Other income (expense)	101	(61)	162	n.m.
Income taxes	(293)	(235)	(58)	(24.7%)
Net earnings	791	709	82	11.6%
Net earnings attributable to:
Common shareholders	740	661	79	12.0%
Preferred shareholders	38	36	2	5.6%
Non-controlling interest	13	12	1	8.3%
Net earnings	791	709	82	11.6%
Net earnings per common share - basic and diluted	$0.82	$0.73	$0.09	12.3%
Dividends per common share	$0.7925	$0.7550	$0.0375	5.0%
Weighted average number of common shares outstanding - basic (millions)	898.4	900.2
Weighted average number of common shares outstanding - diluted (millions)	898.7	900.6
Number of common shares outstanding (millions)	898.8	898.0
Adjusted net earnings and EPS
Net earnings attributable to common shareholders	740	661	79	12.0%
Severance, acquisition and other costs	18	(1)	19	n.m.
Net mark-to-market (gains) losses on derivatives used to economically hedge equity settled share-based compensation plans	(73)	56	(129)	n.m.
Net losses on investments	4	-	4	n.m.
Impairment charges	3	3	-	-
Adjusted net earnings (4)	692	719	(27)	(3.8%)
Impact on net earnings per share	$(0.05)	$0.07	$(0.12)	n.m.
Adjusted EPS (4)	$0.77	$0.80	$(0.03)	(3.8%)

n.m. :	not meaningful
(A)	Excludes post-employment benefit plans service cost

BCE Supplementary Financial Information - First Quarter 2019 Page 2

BCE
Consolidated Operational Data - Historical Trend

(In millions of Canadian dollars, except share amounts) (unaudited)	Q1 19	TOTAL 2018	Q4 18	Q3 18	Q2 18	Q1 18
Operating revenues
Service	5,045	20,441	5,231	5,117	5,129	4,964
Product	689	3,027	984	760	657	626
Total operating revenues	5,734	23,468	6,215	5,877	5,786	5,590
Operating costs (A)	(3,256)	(13,667)	(3,756)	(3,355)	(3,293)	(3,263)
Post-employment benefit plans service cost	(69)	(266)	(65)	(65)	(63)	(73)
Adjusted EBITDA	2,409	9,535	2,394	2,457	2,430	2,254
Adjusted EBITDA margin	42.0%	40.6%	38.5%	41.8%	42.0%	40.3%
Severance, acquisition and other costs	(24)	(136)	(58)	(54)	(24)	-
Depreciation	(882)	(3,145)	(799)	(779)	(787)	(780)
Amortization	(221)	(869)	(216)	(220)	(221)	(212)
Finance costs
Interest expense	(283)	(1,000)	(259)	(255)	(246)	(240)
Interest on post-employment benefit obligations	(16)	(69)	(18)	(17)	(17)	(17)
Other income (expense)	101	(348)	(158)	(41)	(88)	(61)
Income taxes	(293)	(995)	(244)	(224)	(292)	(235)
Net earnings	791	2,973	642	867	755	709
Net earnings attributable to:
Common shareholders	740	2,785	606	814	704	661
Preferred shareholders	38	144	37	36	35	36
Non-controlling interest	13	44	(1)	17	16	12
Net earnings	791	2,973	642	867	755	709
Net earnings per common share - basic and diluted	$0.82	$3.10	$0.68	$0.90	$0.79	$0.73
Dividends per common share	$0.7925	$3.0200	$0.7550	$0.7550	$0.7550	$0.7550
Weighted average number of common shares outstanding - basic (millions)	898.4	898.6	898.1	898.0	898.0	900.2
Weighted average number of common shares outstanding - diluted (millions)	898.7	898.9	898.4	898.3	898.3	900.6
Number of common shares outstanding (millions)	898.8	898.2	898.2	898.0	898.0	898.0
Adjusted net earnings and EPS
Net earnings attributable to common shareholders	740	2,785	606	814	704	661
Severance, acquisition and other costs	18	100	44	39	18	(1)
Net mark-to-market (gains) losses on derivatives used to economically hedge equity settled share-based compensation plans	(73)	58	(25)	5	22	56
Net losses on investments	4	47	27	-	20	-
Early debt redemption costs	-	15	-	2	13	-
Impairment charges	3	146	142	1	-	3
Adjusted net earnings	692	3,151	794	861	777	719
Impact on net earnings per share	$(0.05)	$0.41	$0.21	$0.06	$0.07	$0.07
Adjusted EPS	$0.77	$3.51	$0.89	$0.96	$0.86	$0.80

(A)	Excludes post-employment benefit plans service cost

BCE Supplementary Financial Information - First Quarter 2019 Page 3

BCE (1) (2) (3)
Segmented Data

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 2019	Q1 2018	$ change	% change

Operating revenues
Bell Wireless	2,112	2,021	91	4.5%
Bell Wireline	3,064	3,009	55	1.8%
Bell Media	745	749	(4)	(0.5%)
Inter-segment eliminations	(187)	(189)	2	1.1%
Total	5,734	5,590	144	2.6%

Operating costs
Bell Wireless	(1,207)	(1,210)	3	0.2%
Bell Wireline	(1,725)	(1,696)	(29)	(1.7%)
Bell Media	(580)	(619)	39	6.3%
Inter-segment eliminations	187	189	(2)	(1.1%)
Total	(3,325)	(3,336)	11	0.3%

Adjusted EBITDA
Bell Wireless	905	811	94	11.6%
Margin	42.9%	40.1%		2.8	pts
Bell Wireline	1,339	1,313	26	2.0%
Margin	43.7%	43.6%		0.1	pts
Bell Media	165	130	35	26.9%
Margin	22.1%	17.4%		4.7	pts
Total	2,409	2,254	155	6.9%
Margin	42.0%	40.3%		1.7	pts

Capital expenditures
Bell Wireless	151	167	16	9.6%
Capital intensity (5)	7.1%	8.3%		1.2	pts
Bell Wireline	674	744	70	9.4%
Capital intensity	22.0%	24.7%		2.7	pts
Bell Media	25	20	(5)	(25.0%)
Capital intensity	3.4%	2.7%		(0.7	) pts
Total	850	931	81	8.7%
Capital intensity	14.8%	16.7%		1.9	pts

BCE Supplementary Financial Information - First Quarter 2019 Page 4

BCE
Segmented Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 19	TOTAL 2018	Q4 18	Q3 18	Q2 18	Q1 18

Operating revenues
Bell Wireless	2,112	8,818	2,407	2,269	2,121	2,021
Bell Wireline	3,064	12,267	3,137	3,060	3,061	3,009
Bell Media	745	3,121	850	731	791	749
Inter-segment eliminations	(187)	(738)	(179)	(183)	(187)	(189)
Total	5,734	23,468	6,215	5,877	5,786	5,590

Operating costs
Bell Wireless	(1,207)	(5,297)	(1,528)	(1,330)	(1,229)	(1,210)
Bell Wireline	(1,725)	(6,946)	(1,798)	(1,724)	(1,728)	(1,696)
Bell Media	(580)	(2,428)	(674)	(549)	(586)	(619)
Inter-segment eliminations	187	738	179	183	187	189
Total	(3,325)	(13,933)	(3,821)	(3,420)	(3,356)	(3,336)

Adjusted EBITDA
Bell Wireless	905	3,521	879	939	892	811
Margin	42.9%	39.9%	36.5%	41.4%	42.1%	40.1%
Bell Wireline	1,339	5,321	1,339	1,336	1,333	1,313
Margin	43.7%	43.4%	42.7%	43.7%	43.5%	43.6%
Bell Media	165	693	176	182	205	130
Margin	22.1%	22.2%	20.7%	24.9%	25.9%	17.4%
Total	2,409	9,535	2,394	2,457	2,430	2,254
Margin	42.0%	40.6%	38.5%	41.8%	42.0%	40.3%

Capital expenditures
Bell Wireless	151	664	133	183	181	167
Capital intensity	7.1%	7.5%	5.5%	8.1%	8.5%	8.3%
Bell Wireline	674	3,193	809	797	843	744
Capital intensity	22.0%	26.0%	25.8%	26.0%	27.5%	24.7%
Bell Media	25	114	32	30	32	20
Capital intensity	3.4%	3.7%	3.8%	4.1%	4.0%	2.7%
Total	850	3,971	974	1,010	1,056	931
Capital intensity	14.8%	16.9%	15.7%	17.2%	18.3%	16.7%

BCE Supplementary Financial Information - First Quarter 2019 Page 5

Bell Wireless (1) (2) (3)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 2019	Q1 2018	% change
Bell Wireless
Operating revenues
External service revenues	1,554	1,502	3.5%
Inter-segment service revenues	12	12	-
Total operating service revenues	1,566	1,514	3.4%
External product revenues	545	506	7.7%
Inter-segment product revenues	1	1	-
Total operating product revenues	546	507	7.7%
Total external revenues	2,099	2,008	4.5%
Total operating revenues	2,112	2,021	4.5%
Operating costs	(1,207)	(1,210)	0.2%
Adjusted EBITDA	905	811	11.6%
Adjusted EBITDA margin (Total operating revenues)	42.9%	40.1%	2.8	pts
Capital expenditures	151	167	9.6%
Capital intensity	7.1%	8.3%	1.2	pts
Wireless subscriber gross activations (5)	410,301	404,790	1.4%
Postpaid	320,558	347,319	(7.7%)
Prepaid	89,743	57,471	56.2%
Wireless subscriber net activations (losses)	38,282	44,377	(13.7%)
Postpaid	50,204	68,487	(26.7%)
Prepaid	(11,922)	(24,110)	50.6%
Wireless subscribers end of period (EOP)(A)	9,480,835	9,195,048	3.1%
Postpaid(A)	8,808,189	8,471,021	4.0%
Prepaid(A)	672,646	724,027	(7.1%)
Blended average billing per user (ABPU)($/month) (5)(B)	67.35	66.56	1.2%
Churn (%) (average per month) (5)	1.31%	1.31%	-
Postpaid	1.07%	1.13%	0.06	pts
Prepaid	4.49%	3.40%	(1.09	) pts

(A)	At the beginning of Q1 2019, we adjusted our wireless subscriber base to remove 167,929 subscribers (72,231 postpaid and 95,698 prepaid) as follows:
  65,798 subscribers (19,195 postpaid and 46,603 prepaid), due to the completion of the shutdown of the code division multiple access (CDMA) network on April 30, 2019
  49,095 prepaid subscribers as a result of a change to our deactivation policy, mainly from 120 days for Bell/Virgin Mobile Canada (Virgin Mobile) and 150 days for Lucky Mobile to 90 days
  43,670 postpaid subscribers relating to Internet of Things (IoT) due to the further refinement of our subscriber definition as a result of technology evolution
  9,366 postpaid fixed wireless Internet subscribers which were transferred to our retail high-speed Internet subscriber base

(B)	Our Q1 2018 blended ABPU was adjusted to exclude the unfavourable retroactive impact of the CRTC decision on wholesale wireless domestic roaming rates of $14 million.

BCE Supplementary Financial Information - First Quarter 2019 Page 6

Bell Wireless - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 19	TOTAL 2018	Q4 18	Q3 18	Q2 18	Q1 18
Bell Wireless
Operating revenues
External service revenues	1,554	6,269	1,581	1,620	1,566	1,502
Inter-segment service revenues	12	48	12	12	12	12
Total operating service revenues	1,566	6,317	1,593	1,632	1,578	1,514
External product revenues	545	2,497	814	636	541	506
Inter-segment product revenues	1	4	-	1	2	1
Total operating product revenues	546	2,501	814	637	543	507
Total external revenues	2,099	8,766	2,395	2,256	2,107	2,008
Total operating revenues	2,112	8,818	2,407	2,269	2,121	2,021
Operating costs	(1,207)	(5,297)	(1,528)	(1,330)	(1,229)	(1,210)
Adjusted EBITDA	905	3,521	879	939	892	811
Adjusted EBITDA margin (Total operating revenues)	42.9%	39.9%	36.5%	41.4%	42.1%	40.1%
Capital expenditures	151	664	133	183	181	167
Capital intensity	7.1%	7.5%	5.5%	8.1%	8.5%	8.3%
Wireless subscriber gross activations	410,301	1,954,792	546,203	535,647	468,152	404,790
Postpaid	320,558	1,615,764	447,590	426,719	394,136	347,319
Prepaid	89,743	339,028	98,613	108,928	74,016	57,471
Wireless subscriber net activations (losses)	38,282	479,811	143,114	177,834	114,486	44,377
Postpaid	50,204	447,682	121,780	135,323	122,092	68,487
Prepaid	(11,922)	32,129	21,334	42,511	(7,606)	(24,110)
Wireless subscribers EOP(A)(B)	9,480,835	9,610,482	9,610,482	9,487,368	9,309,534	9,195,048
Postpaid(A)(B)	8,808,189	8,830,216	8,830,216	8,728,436	8,593,113	8,471,021
Prepaid(A)	672,646	780,266	780,266	758,932	716,421	724,027
Blended ABPU ($/month)(C)	67.35	67.76	67.46	69.28	67.71	66.56
Churn (%)(average per month)	1.31%	1.32%	1.41%	1.27%	1.28%	1.31%
Postpaid	1.07%	1.16%	1.26%	1.14%	1.10%	1.13%
Prepaid	4.49%	3.17%	3.18%	2.76%	3.34%	3.40%

(A)	At the beginning of Q1 2019, we adjusted our wireless subscriber base to remove 167,929 subscribers (72,231 postpaid and 95,698 prepaid) as follows:
  65,798 subscribers (19,195 postpaid and 46,603 prepaid), due to the completion of the shutdown of the CDMA network on April 30, 2019
  49,095 prepaid subscribers as a result of a change to our deactivation policy, mainly from 120 days for Bell/Virgin Mobile and 150 days for Lucky Mobile to 90 days
  43,670 postpaid subscribers relating to IoT due to the further refinement of our subscriber definition as a result of technology evolution
  9,366 postpaid fixed wireless Internet subscribers which were transferred to our retail high-speed Internet subscriber base

(B)	At the beginning of Q4 2018, we adjusted our postpaid wireless subscriber base to remove 20,000 subscribers that we divested to Xplornet Communications Inc. as a result of BCE's acquisition of Manitoba Telecom Services Inc.
(C)	Our Q1 2018 blended ABPU was adjusted to exclude the unfavourable retroactive impact of the CRTC decision on wholesale wireless domestic roaming rates of $14 million.

BCE Supplementary Financial Information - First Quarter 2019 Page 7

Bell Wireline (1) (2) (3)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 2019	Q1 2018	% change
Bell Wireline
Operating revenues
Data	1,885	1,820	3.6%
Voice	907	948	(4.3%)
Other services	59	63	(6.3%)
Total external service revenues	2,851	2,831	0.7%
Inter-segment service revenues	69	58	19.0%
Total operating service revenues	2,920	2,889	1.1%
Data	133	104	27.9%
Equipment and other	11	16	(31.3%)
Total external product revenues	144	120	20.0%
Inter-segment product revenues	-	-	-
Total operating product revenues	144	120	20.0%
Total external revenues	2,995	2,951	1.5%
Total operating revenues	3,064	3,009	1.8%
Operating costs	(1,725)	(1,696)	(1.7%)
Adjusted EBITDA	1,339	1,313	2.0%
Adjusted EBITDA margin	43.7%	43.6%	0.1	pts
Capital expenditures	674	744	9.4%
Capital intensity	22.0%	24.7%	2.7	pts
Retail high-speed Internet subscribers (5)
Net activations (A)	22,671	18,156	24.9%
Subscribers EOP (A) (B)	3,442,411	3,311,931	3.9%
Retail TV subscribers
Retail net subscriber losses (A)	(1,560)	(10,354)	84.9%
Internet protocol television (IPTV)	20,916	13,573	54.1%
Satellite	(22,476)	(23,927)	6.1%
Total retail subscribers EOP (A)	2,764,851	2,734,498	1.1%
IPTV	1,696,622	1,578,489	7.5%
Satellite	1,068,229	1,156,009	(7.6%)
Retail network access services (NAS)
Residential NAS lines (A)	2,894,029	3,163,618	(8.5%)
Residential NAS lines net losses (A)	(66,779)	(56,071)	(19.1%)

(A)	As of January 1, 2019, we are no longer reporting wholesale subscribers in our Internet, TV, and residential NAS subscriber bases reflecting our focus on the retail market. Consequently, we restated previously reported 2018 subscribers for comparability.
(B)	At the beginning of Q1 2019, our retail high-speed Internet subscriber base was increased by 9,366 subscribers due to the transfer of fixed wireless Internet subscribers from our wireless segment.

BCE Supplementary Financial Information - First Quarter 2019 Page 8

Bell Wireline - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 19	TOTAL 2018	Q4 18	Q3 18	Q2 18	Q1 18
Bell Wireline
Operating revenues
Data	1,885	7,466	1,910	1,867	1,869	1,820
Voice	907	3,782	933	948	953	948
Other services	59	247	60	60	64	63
Total external service revenues	2,851	11,495	2,903	2,875	2,886	2,831
Inter-segment service revenues	69	242	64	61	59	58
Total operating service revenues	2,920	11,737	2,967	2,936	2,945	2,889
Data	133	466	153	111	98	104
Equipment and other	11	64	17	13	18	16
Total external product revenues	144	530	170	124	116	120
Inter-segment product revenues	-	-	-	-	-	-
Total operating product revenues	144	530	170	124	116	120
Total external revenues	2,995	12,025	3,073	2,999	3,002	2,951
Total operating revenues	3,064	12,267	3,137	3,060	3,061	3,009
Operating costs	(1,725)	(6,946)	(1,798)	(1,724)	(1,728)	(1,696)
Adjusted EBITDA	1,339	5,321	1,339	1,336	1,333	1,313
Adjusted EBITDA margin	43.7%	43.4%	42.7%	43.7%	43.5%	43.6%
Capital expenditures	674	3,193	809	797	843	744
Capital intensity	22.0%	26.0%	25.8%	26.0%	27.5%	24.7%
Retail high-speed Internet subscribers
Net activations (A)	22,671	116,599	32,518	53,122	12,803	18,156
Subscribers EOP (A) (B)	3,442,411	3,410,374	3,410,374	3,377,856	3,324,734	3,311,931
Retail TV subscribers
Retail net subscriber (losses) activations(A)	(1,560)	21,559	13,231	13,230	5,452	(10,354)
IPTV	20,916	110,790	36,473	40,091	20,653	13,573
Satellite	(22,476)	(89,231)	(23,242)	(26,861)	(15,201)	(23,927)
Total retail subscribers EOP (A)	2,764,851	2,766,411	2,766,411	2,753,180	2,739,950	2,734,498
IPTV	1,696,622	1,675,706	1,675,706	1,639,233	1,599,142	1,578,489
Satellite	1,068,229	1,090,705	1,090,705	1,113,947	1,140,808	1,156,009
Retail network access services (NAS)
Residential NAS lines (A)	2,894,029	2,960,808	2,960,808	3,020,819	3,094,060	3,163,618
Residential NAS lines net losses (A)	(66,779)	(258,881)	(60,011)	(73,241)	(69,558)	(56,071)

(A)	As of January 1, 2019, we are no longer reporting wholesale subscribers in our Internet, TV and residential NAS subscriber bases reflecting our focus on the retail market. Consequently, we restated previously reported 2018 subscribers for comparability.
(B)	At the beginning of Q1 2019, our retail high-speed Internet subscriber base was increased by 9,366 subscribers due to the transfer of fixed wireless Internet subscribers from our wireless segment.

BCE Supplementary Financial Information - First Quarter 2019 Page 9

BCE (2)
Net debt and other information

BCE - Net debt and preferred shares
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)
	March 31 2019	December 31 2018
Debt due within one year	5,485	4,645
Long-term debt	22,016	19,760
Preferred shares - BCE (A)	2,002	2,002
Cash and cash equivalents	(668)	(425)
Net debt (4)	28,835	25,982
Net debt leverage ratio (4)(B)	2.98	2.72
Adjusted EBITDA /net interest expense ratio (4)	8.80	9.00

(A)	Net debt includes 50% of preferred shares
(B)	The March 31, 2019 increase in our net debt leverage ratio reflects a one-time increase due to the adoption of IFRS 16 which increased net debt by $2,304 million on January 1, 2019.

Cash flow information
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 2019	Q1 2018	$ change	% change
Free cash flow (FCF) (4)
Cash flows from operating activities	1,516	1,496	20	1.3%
Capital expenditures	(850)	(931)	81	8.7%
Dividends paid on preferred shares	(26)	(33)	7	21.2%
Dividends paid by subsidiaries to non-controlling interest	(27)	(13)	(14)	n.m.
Acquisition and other costs paid	29	18	11	61.1%
FCF	642	537	105	19.6%

Cash flow information - Historical trend
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 2019	TOTAL 2018	Q4 2018	Q3 2018	Q2 2018	Q1 2018
FCF
Cash flows from operating activities	1,516	7,384	1,788	2,043	2,057	1,496
Capital expenditures	(850)	(3,971)	(974)	(1,010)	(1,056)	(931)
Dividends paid on preferred shares	(26)	(149)	(46)	(35)	(35)	(33)
Dividends paid by subsidiaries to non-controlling interest	(27)	(16)	-	(3)	-	(13)
Acquisition and other costs paid	29	79	14	19	28	18
Voluntary defined benefit pension plan contribution	-	240	240	-	-	-
FCF	642	3,567	1,022	1,014	994	537

n.m. :	not meaningful

BCE Supplementary Financial Information - First Quarter 2019 Page 10

BCE (2)
Consolidated Statements of Financial Position

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	March 31 2019	December 31 2018
ASSETS
Current assets
Cash	546	425
Cash equivalents	122	-
Trade and other receivables	2,937	3,006
Inventory	472	432
Contract assets	978	987
Contract costs	383	370
Prepaid expenses	350	244
Other current assets	246	329
Total current assets	6,034	5,793
Non-current assets
Contract assets	477	506
Contract costs	331	337
Property, plant and equipment	27,276	24,844
Intangible assets	13,269	13,205
Deferred tax assets	129	112
Investments in associates and joint ventures	803	798
Other non-current assets	864	847
Goodwill	10,657	10,658
Total non-current assets	53,806	51,307
Total assets	59,840	57,100
LIABILITIES
Current liabilities
Trade payables and other liabilities	3,610	3,941
Contract liabilities	733	703
Interest payable	203	196
Dividends payable	735	691
Current tax liabilities	218	253
Debt due within one year	5,485	4,645
Total current liabilities	10,984	10,429
Non-current liabilities
Contract liabilities	204	196
Long-term debt	22,016	19,760
Deferred tax liabilities	3,159	3,163
Post-employment benefit obligations	1,998	1,866
Other non-current liabilities	941	997
Total non-current liabilities	28,318	25,982
Total liabilities	39,302	36,411
EQUITY
Equity attributable to BCE shareholders
Preferred shares	4,004	4,004
Common shares	20,067	20,036
Contributed surplus	1,153	1,170
Accumulated other comprehensive income (loss)	20	90
Deficit	(5,015)	(4,937)
Total equity attributable to BCE shareholders	20,229	20,363
Non-controlling interest	309	326
Total equity	20,538	20,689
Total liabilities and equity	59,840	57,100
Number of common shares outstanding (millions)	898.8	898.2

BCE Supplementary Financial Information - First Quarter 2019 Page 11

BCE (2)
Consolidated Cash Flow Data

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 2019	Q1 2018	$ change
Net earnings	791	709	82
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	24	-	24
Depreciation and amortization	1,103	992	111
Post-employment benefit plans cost	85	90	(5)
Net interest expense	278	238	40
Losses on investments	4	-	4
Income taxes	293	235	58
Contributions to post-employment benefit plans	(81)	(87)	6
Payments under other post-employment benefit plans	(18)	(19)	1
Severance and other costs paid	(66)	(35)	(31)
Interest paid	(267)	(236)	(31)
Income taxes paid (net of refunds)	(289)	(284)	(5)
Acquisition and other costs paid	(29)	(18)	(11)
Net change in operating assets and liabilities	(312)	(89)	(223)
Cash flows from operating activities	1,516	1,496	20
Capital expenditures	(850)	(931)	81
Cash dividends paid on preferred shares	(26)	(33)	7
Cash dividends paid by subsidiaries to non-controlling interest	(27)	(13)	(14)
Acquisition and other costs paid	29	18	11
Free cash flow	642	537	105
Business acquisitions	-	(223)	223
Acquisition and other costs paid	(29)	(18)	(11)
Acquisition of spectrum licences	-	(36)	36
Disposition of intangibles and other assets	-	68	(68)
Other investing activities	(24)	(35)	11
Increase (decrease) in notes payable	567	(57)	624
Increase in securitized trade receivables	31	-	31
Issue of long-term debt	-	1,466	(1,466)
Repayment of long-term debt	(204)	(173)	(31)
Issue of common shares	20	1	19
Repurchase of common shares	-	(175)	175
Purchase of shares for settlement of share-based payments	(76)	(88)	12
Cash dividends paid on common shares	(678)	(646)	(32)
Return of capital to non-controlling interest	-	(29)	29
Other financing activities	(6)	(18)	12
	(399)	37	(436)
Net increase in cash and cash equivalents	243	574	(331)
Cash and cash equivalents at beginning of period	425	625	(200)
Cash and cash equivalents at end of period	668	1,199	(531)

BCE Supplementary Financial Information - First Quarter 2019 Page 12

BCE
Consolidated Cash Flow Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 19	TOTAL 2018	Q4 18	Q3 18	Q2 18	Q1 18
Net earnings	791	2,973	642	867	755	709
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	24	136	58	54	24	-
Depreciation and amortization	1,103	4,014	1,015	999	1,008	992
Post-employment benefit plans cost	85	335	83	82	80	90
Net interest expense	278	987	255	251	243	238
Losses on investments	4	34	34	-	-	-
Income taxes	293	995	244	224	292	235
Contributions to post-employment benefit plans	(81)	(539)	(309)	(69)	(74)	(87)
Payments under other post-employment benefit plans	(18)	(75)	(17)	(20)	(19)	(19)
Severance and other costs paid	(66)	(138)	(43)	(27)	(33)	(35)
Interest paid	(267)	(990)	(295)	(207)	(252)	(236)
Income taxes paid (net of refunds)	(289)	(650)	(92)	(161)	(113)	(284)
Acquisition and other costs paid	(29)	(79)	(14)	(19)	(28)	(18)
Net change in operating assets and liabilities	(312)	381	227	69	174	(89)
Cash flows from operating activities	1,516	7,384	1,788	2,043	2,057	1,496
Capital expenditures	(850)	(3,971)	(974)	(1,010)	(1,056)	(931)
Cash dividends paid on preferred shares	(26)	(149)	(46)	(35)	(35)	(33)
Cash dividends paid by subsidiaries to non-controlling interest	(27)	(16)	-	(3)	-	(13)
Acquisition and other costs paid	29	79	14	19	28	18
Voluntary defined benefit pension plan contribution	-	240	240	-	-	-
Free cash flow	642	3,567	1,022	1,014	994	537
Business acquisitions	-	(395)	-	(151)	(21)	(223)
Acquisition and other costs paid	(29)	(79)	(14)	(19)	(28)	(18)
Voluntary defined benefit pension plan contribution	-	(240)	(240)	-	-	-
Acquisition of spectrum licences	-	(56)	(1)	(19)	-	(36)
Disposition of intangibles and other assets	-	68	-	-	-	68
Other investing activities	(24)	(32)	32	(9)	(20)	(35)
Increase (decrease) in notes payable	567	(123)	(133)	(30)	97	(57)
Increase (decrease) in securitized trade receivables	31	(2)	-	-	(2)	-
Issue of long-term debt	-	2,996	-	1,530	-	1,466
Repayment of long-term debt	(204)	(2,713)	(338)	(1,134)	(1,068)	(173)
Issue of common shares	20	11	8	1	1	1
Repurchase of common shares	-	(175)	-	-	-	(175)
Purchase of shares for settlement of share-based payments	(76)	(222)	(46)	(39)	(49)	(88)
Cash dividends paid on common shares	(678)	(2,679)	(677)	(678)	(678)	(646)
Return of capital to non-controlling interest	-	(51)	-	(10)	(12)	(29)
Other financing activities	(6)	(75)	(14)	(20)	(23)	(18)
	(399)	(3,767)	(1,423)	(578)	(1,803)	37
Net increase (decrease) in cash and cash equivalents	243	(200)	(401)	436	(809)	574
Cash and cash equivalents at beginning of period	425	625	826	390	1,199	625
Cash and cash equivalents at end of period	668	425	425	826	390	1,199

BCE Supplementary Financial Information - First Quarter 2019 Page 13

Accompanying Notes

(1)	We report our results in three segments: Bell Wireless, Bell Wireline and Bell Media. Our reporting structure reflects how we manage our business and how we classify our results for planning and measuring performance.

Throughout this report, we, us, our, the company and BCE mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.

(2)	As required, we adopted International Financial Reporting Standard (IFRS) 16 - Leases effective January 1, 2019. We adopted IFRS 16 using a modified retrospective approach whereby the financial statements of prior periods presented were not restated and continue to be reported under IAS 17 - Leases, as permitted by the specific transition provisions of IFRS 16. The cumulative effect of the initial adoption of IFRS 16 was reflected as an adjustment to the deficit at January 1, 2019. For further details, see Note 2, Basis of presentation and significant accounting policies and Note 3, Adoption of IFRS 16, of the Q1 2019 consolidated interim financial statements.

Under IFRS 16, most leases are recognized on the statement of financial position as right-of-use assets within property, plant and equipment, with a corresponding lease liability within debt. Under IFRS 16, expenses related to these leases are recorded in depreciation and interest expense, whereas under IAS 17, operating lease expenses were recorded in operating costs. Under IFRS 16, repayments of principal for these leases are recorded in repayment of long-term debt within cash flows from financing activities and the interest component is recorded in interest paid within cash flows from operating activities. Previously, under IAS 17, operating lease payments were recorded within cash flows from operating activities.

(3)	To align with changes in how we manage our business and assess performance, the operating results of The Source (Bell) Electronics Inc. (The Source) are now entirely included within our Wireless segment effective January 1, 2019, with prior periods restated for comparative purposes. Previously, The Source’s results were included within our Wireless and Wireline segments.
(4)	Non-GAAP Financial Measures

Adjusted EBITDA and adjusted EBITDA margin

The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EBITDA as operating revenues less operating costs (including post-employment benefit plans service cost) as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in BCE’s consolidated financial statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues.

We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA also is one component in the determination of short-term incentive compensation for all management employees.

BCE Supplementary Financial Information - First Quarter 2019 Page 14

Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, adjusted EBITDA may be reconciled to net earnings as shown in this document.

Adjusted net earnings and adjusted earnings per share (EPS)

The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and non-controlling interest (NCI). We define adjusted EPS as adjusted net earnings per BCE common share.

We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS, as reconciled in this document.

Free cash flow

The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses.

The most comparable IFRS financial measure is cash flows from operating activities, as reconciled in this document.

Net debt

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

BCE Supplementary Financial Information - First Quarter 2019 Page 15

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in this document.

Net debt leverage ratio

The net debt leverage ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

The net debt leverage ratio represents net debt divided by adjusted EBITDA. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

Adjusted EBITDA to net interest expense ratio

The ratio of adjusted EBITDA to net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the adjusted EBITDA to net interest expense ratio as a measure of financial health of the company.

The adjusted EBITDA to net interest expense ratio represents adjusted EBITDA divided by net interest expense. For the purposes of calculating our adjusted EBITDA to net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Net interest expense is twelve-month trailing net interest expense as shown in our statements of cash flows, plus 50% of declared preferred share dividends as shown in our income statements.

(5)	Key performance indicators (KPIs)

In addition to the non-GAAP financial measures described previously, we use a number of KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

Average billing per user (ABPU) or subscriber approximates the average amount billed to customers on a monthly basis, which is used to track our recurring billing streams. Wireless blended ABPU is calculated by dividing certain customer billings by the average subscriber base for the specified period and is expressed as a dollar unit per month.

Capital intensity is capital expenditures divided by operating revenues.

Churn is the rate at which existing subscribers cancel their services. It is a measure of our ability to retain our customers. Wireless churn is calculated by dividing the number of deactivations during a given period by the average number of subscribers in the base for the specified period and is expressed as a percentage per month.

Wireless subscriber unit is comprised of an active revenue-generating unit (e.g. mobile device, tablet or wireless Internet products), with a unique identifier (typically International Mobile Equipment Identity (IMEI) number), that has access to our wireless networks. We report wireless subscriber units in two categories: postpaid and prepaid. Prepaid subscriber units are considered active for a period of 90 days (previously 120 to 150 days) following the expiry of the subscriber’s prepaid balance.

BCE Supplementary Financial Information - First Quarter 2019 Page 16

Wireline subscriber unit consists of an active revenue-generating unit with access to our services, including retail Internet, satellite TV, IPTV, and/or NAS. A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.
  Retail Internet, IPTV and satellite TV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit
  Retail NAS subscribers are based on a line count and are represented by a unique telephone number

BCE Supplementary Financial Information - First Quarter 2019 Page 17